UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2021

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

Level 61, MLC Centre, 25 Martin Place, Sydney, NSW 2000, Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Other Events

On July 7, 2021, Naked Brand Group Limited (the “Company”) filed a prospectus supplement with the Securities and Exchange Commission (the “SEC”) relating to Company’s ordinary shares to be sold from time to time by certain selling stockholders of the Company. The prospectus supplement forms a part of the Company’s Registration Statement on Form F-3 (Reg. No. 333-256258), which was filed with the SEC and became effective on May 18, 2021.

Mills Oakley, counsel to the Company, has issued an opinion to the Company, dated July 7, 2021, regarding the validity of such shares. A copy of the opinion is filed as Exhibit 5.1 to this Report of Foreign Private Issuer on Form 6-K.

The information contained in this Report on Form 6-K, including the exhibits hereto, shall be incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333-226192, 333-230757, 333- 232229, 333-235801, 333-243751, 333-249490 , 333-249547, 333-254245, and 333-256258) and the prospectuses included therein.

Exhibits

Exhibit No.	Description

5.1	Opinion of Mills Oakley

23.1	Consent of Mills Oakley (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 7, 2021

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Chief Executive Officer